UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                  ------------

                                StockerYale, Inc.
                                (Name of issuer)

                         Common Stock, $0.001 par value
                         (Title of class of securities)

                                   86126 T104
                                 (CUSIP number)

                                Mark W. Blodgett
                                32 Hampshire Road
                           Salem, New Hampshire 03079
                                 (603) 893-8778
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                December 31, 2008
             (Date of event which requires filing of this statement)

                                  ------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86126 T104

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  1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      Mark W. Blodgett
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  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   |_|
      (b)   |_|
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  3.  SEC Use Only
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  4.  Source of Funds (See Instructions)

      PF
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  5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     |X|
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  6.  Citizenship or Place of Organization

      United States of America
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                      7.    Sole Voting Power

                            3,912,727
                    ------------------------------------------------------------
    NUMBER OF         8.    Shared Voting Power
     SHARES
  BENEFICIALLY              0
    OWNED BY        ------------------------------------------------------------
      EACH            9.    Sole Dispositive Power
    REPORTING
     PERSON                 3,912,727
      WITH          ------------------------------------------------------------
                     10.    Shared Dispositive Power

                            0
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      3,912,727
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     |_|
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13.   Percent of Class Represented by Amount in Row (11)
      9.0%
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14.   Type of Reporting Person (See Instructions)
      IN
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

      This Amendment No. 8 ("Amendment No. 8 ") amends and supplements the Report on Schedule 13D, originally filed on February 13, 1997, as amended to date (collectively, the " Schedule 13D"). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration

      Since the date of the last amendment of this Schedule 13D, Mr. Blodgett
(i) purchased with personal funds 5,000 shares of Common Stock in an open market transaction at a per share purchase price of $0.491, for an aggregate purchase price of $2,455, (ii) purchased with personal funds 30,000 shares of Common Stock in a private financing transaction with the Company (the "Financing") at a per share purchase price of $0.25, for an aggregate purchase price of $7,500 and
(iii) received, in connection with the Financing and for no additional consideration, a warrant to purchase up to an aggregate of 15,000 shares of the Company's Common Stock.

ITEM 5. Interest in Securities of Issuer.

(a) Mr. Blodgett beneficially owns 3,912,727 shares of Common Stock, representing approximately 9.0% of the Common Stock issued and outstanding as of December 31, 2008. This calculation was determined in accordance with the rules promulgated by the SEC and includes Mr. Blodgett's exercisable options and warrants in the total amount outstanding. Of the foregoing shares, 1,289,400 shares are underlying options that are exercisable as of December 31, 2008 or within 60 days after such date, 36,154 shares are underlying warrants that are currently exercisable and 302,500 shares are restricted shares that have not yet vested.

(b) Mr. Blodgett has sole power to vote and dispose of 3,912,727 shares of Common Stock.

(c) On December 24, 2008, pursuant to the terms of a Stock and Warrant Purchase Agreement, the Company issued and sold to Mr. Blodgett an aggregate of 30,000 shares of Common Stock at a per share purchase price of $0.25, for an aggregate purchase price of $7,500. Mr. Blodgett also received a warrant to purchase up to an aggregate of 15,000 shares of the Company's Common Stock. The warrant is exercisable at any time at a per share price of $0.50 and expires on the fifth anniversary of the issue date. Other investors also participated or agreed to participate in the Financing.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Mr. Blodgett holds options to purchase 1,990,700 shares of Common Stock, which options are currently exercisable for 1,289,400 shares of Common Stock within 60 days of December 31, 2008, pursuant to the following option agreements:

(i) a Nonqualified Stock Option Agreement for 60,000 shares of Common Stock, dated as of January 1, 1999, pursuant to the Company's 1996 Stock Option and Incentive Plan;

(ii) a Nonqualified Stock Option Agreement for 70,000 shares of Common Stock, dated as of April 1, 1999, pursuant to the Company's 1996 Stock Option and Incentive Plan;

(iii) a Nonqualified Stock Option Agreement for 190,000 shares of Common Stock, dated as of May 20, 1999, pursuant to the Company's 1996 Stock Option and Incentive Plan;

(iv) a Nonqualified Stock Option Agreement for 40,000 shares of Common Stock, dated as of February 1, 2000, pursuant to the Company's 1996 Stock Option and Incentive Plan;

(v) a Nonqualified Stock Option Agreement for 310,000 shares of Common Stock, dated as of April 2, 2001, pursuant to the Company's 2000 Stock Option and Incentive Plan;

(vi) a Nonqualified Stock Option Agreement for 125,400 shares of Common Stock dated as of May 15, 2002, pursuant to the Company's 2000 Stock Option and Incentive Plan;

(vii) a Nonqualified Stock Option Agreement for 74,000 shares of Common Stock dated as of October 1, 2002, pursuant to the Company's 2000 Stock Option and Incentive Plan;

(viii) a Nonqualified Stock Option Agreement for 101,000 shares of Common Stock dated as of January 6, 2003, pursuant to the Company's 2000 Stock Option and Incentive Plan;

(ix) a Nonqualified Stock Option Agreement for 99,000 shares of Common Stock dated as of August 15, 2003, pursuant to the Company's 2000 Stock Option and Incentive Plan;

(x) a Nonqualified Stock Option Agreement for 20,000 shares of Common Stock dated as of May 17, 2004, pursuant to the Company's 2004 Stock Option and Incentive Plan;

(xi) a Nonqualified Stock Option Agreement for 200,000 shares of Common Stock dated as of July 30, 2004, pursuant to the Company's 2004 Stock Option and Incentive Plan;

(xii) an Incentive Stock Option Agreement for 533,300 shares of Common Stock dated as of March 17, 2008, pursuant to the Company's 2007 Stock Incentive Plan; and

(xiii) a Nonstatutory Stock Option Agreement for 168,000 shares of Common Stock dated as of December 16, 2008, pursuant to the Company's 2007 Stock Incentive Plan.

      Each of these agreements is based upon (i) the form of Non-Qualified Stock Option Agreement for employees under the Company's 1996 Stock Option and Incentive Plan, filed as Exhibit 10.1(c) to the Company's Form 10-K for the year ended December 31, 2001, (ii) the amended form of Non-Qualified Stock Option Agreement for employees under the 2000 Stock Option and Incentive Plan, filed as
Exhibit 10.3(g) to the Company's Form 10-QSB for the fiscal quarter ended June 30, 2001, (iii) the form of Non-Qualified Stock Option Agreement under the 2004 Stock Option and Incentive Plan filed as Exhibit 10.3 to the Company's Registration Statement on Form S-8 filed with the SEC on October 22, 2004, (iv) the form of Nonstatutory Stock Option Agreement under the 2007 Stock Incentive Plan filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on May 24, 2007 or (v) the form of Incentive Stock Option Agreement under the 2007 Stock Incentive Plan filed as Exhibit 99.3 to the Company's Current Report on Form 8-K filed with the SEC on May 24, 2007. Other than the Incentive Stock Option Agreement, these agreements contain provisions pursuant to which the options granted thereunder will vest as a result of the passage of time, subject to Mr. Blodgett's continued employment with the Company. The Incentive Stock Option Agreement contains provisions pursuant to which the options granted thereunder will vest upon the Company achieving certain financial goals in fiscal year 2008, subject to Mr. Blodgett's continued employment with the Company.

      Mr. Blodgett holds a warrant for the purchase of 21,154 shares of Common Stock. The form of Warrant to Purchase Common Stock was filed as Exhibit 10.7 to the Company's Current Report on Form 8-K/A filed with the SEC on January 14, 2005. Mr. Blodgett also holds a warrant for the purchase of 15,000 shares of Common Stock, as described in Item 5(c) above. The form of Common Stock Purchase Warrant was filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 29, 2008.

      Mr. Blodgett has also been granted a total of 570,000 shares of restricted stock over time, of which 267,500 shares have vested and 302,500 shares have not yet vested as of December 31, 2008. Of the unvested shares, 37,500 shares of restricted stock were granted pursuant to a Restricted Stock Agreement dated as of July 1, 2005 pursuant to the Company's 2004 Stock Option and Incentive Plan, 100,000 shares of restricted stock were granted pursuant to a Restricted Stock Agreement dated as of July 1, 2006 pursuant to the Company's 2004 Stock Option and Incentive Plan and 165,000 shares of restricted stock were granted pursuant to a Restricted Stock Agreement dated as of July 1, 2007 pursuant to the Company's 2007 Stock Incentive Plan. The Form of Restricted Stock Agreement under the 2004 Stock Option and Incentive Plan was filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on May 27, 2005 and the Form of Restricted Stock Agreement under the 2007 Stock Incentive Plan was filed as Exhibit 99.4 to the Company's Current Report on Form 8-K filed with the SEC on May 24, 2007.

      Mr. Blodgett is also party to that certain Stock and Warrant Purchase Agreement, as described in Item 5(c) above, which Item 5(c) is hereby incorporated by reference herein. The form of Stock and Warrant Purchase Agreement was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 29, 2008.

      Other than the option agreements, warrants to purchase, restricted stock agreements and Stock and Warrant Purchase Agreement listed above and as disclosed in Items 5(a) and 5(c) above, Mr. Blodgett is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) concerning any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. In addition, none of the shares of Common Stock disclosed herein as beneficially owned by Mr. Blodgett have been pledged or are otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009

                                                /s/ Mark W. Blodgett
                                                -------------------------------
                                                Mark W. Blodgett